SEC 1746  (11-02)  Potential  persons  who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           MACC Private Equities Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   552 617 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Kent Madsen
                         15 West South Temple, Suite 520
                            Salt Lake City, UT 84101
                                 (801) 524-8939

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Atlas Management Partners, LLC  (71-0950380) ("Atlas")
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]
------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               910,146
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially         Shared Voting Power
   Owned by
      Each            -------- -------------------------------------------------
   Reporting          9
    Person                     Sole Dispositive Power
     With
--------------------- -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               910,146
--------------------- -------- -------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             910,146--Reporting person has the right to vote these shares
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.1%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             OO
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

             Bridgewater International Group, LLC
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             AF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power


   Number of                   0
     Shares           -------- -------------------------------------------------
  Beneficially        8
   Owned by                    Shared Voting Power
      Each
   Reporting                   0
     Person           -------- -------------------------------------------------
      With            9
                               Sole Dispositive Power

                               0
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               804,689
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

             Kent Madsen
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      |_|
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to It

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7        Sole Voting Power

                               3,000
   Number of
     Shares           -------- -------------------------------------------------
  Beneficially        8        Shared Voting Power
   Owned by
      Each                     910,146
   Reporting          -------- -------------------------------------------------
     Person           9        Sole Dispositive Power
      With
                               3,000
                      -------- -------------------------------------------------
                      10       Shared Dispositive Power

                               0
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr.  Madsen  holds  3,000  shares in his own name and,  as a Voting
             Managing  Director  of Atlas,  has shared  control  over the voting power held by Atlas on an additional 910,146 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.2%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

             Robert Madsen
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               0
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially                 Shared Voting Power
   Owned by
      Each                     0
   Reporting          -------- -------------------------------------------------
     Person           9
      With                     Sole Dispositive Power

                               0
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               105,457

------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             105,457
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             4.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Geoffrey T. Woolley
------------ -------------------------------------------------------------------
2
             Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               13,948
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially                 Shared Voting Power
   Owned by
      Each                     910,146
   Reporting          -------- -------------------------------------------------
     Person           9
      With                     Sole Dispositive Power

                               13,948
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               910,146
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Woolley holds 13,948 shares in his own name, and, as a Voting Managing Director of Atlas, Mr. Woolley has shared control over the voting power held by Atlas on 910,146 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.7%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Timothy A. Bridgewater
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3
             SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               5,000
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially                 Shared Voting Power
   Owned by
      Each                     910,146
   Reporting          -------- -------------------------------------------------
     Person           9
      With                     Sole Dispositive Power

                               5,000
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               910,146
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr.  Bridgewater  holds 5,000 shares in a  retirement  account over which he has sole voting and dispositive  powers,  and, as a Voting
             Managing Director of Atlas, Mr. Bridgewater has shared control over the voting power held by Atlas on an additional 910,146 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.3%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Todd Stevens
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               1,000
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially                 Shared Voting Power
   Owned by
      Each                     910,146
   Reporting          -------- -------------------------------------------------
     Person           9
      With                     Sole Dispositive Power

                               1,000
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               910,146
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Stevens holds 1,000 shares in his own name and, as a Voting Managing Director of Atlas, has shared control over the voting power held by Atlas on an additional 910,146 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.1%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Nick Efstratis
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)   [ ]
------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------- -------- -------------------------------------------------
                      7
                               Sole Voting Power

                               500
   Number of          -------- -------------------------------------------------
     Shares           8
  Beneficially                 Shared Voting Power
   Owned by
      Each                     910,146
   Reporting          -------- -------------------------------------------------
     Person           9
      With                     Sole Dispositive Power

                               500
                      -------- -------------------------------------------------
                      10
                               Shared Dispositive Power

                               910,146
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Efstratis holds 500 shares in his own name, and, as a Voting Managing Director of Atlas, Mr. Efstratis has shared control over the voting power held by Atlas on an additional 910,146 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.1%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on August 8, 2003 and Amendment No. 1 thereto filed on October 10, 2003.

Item 1.  Security and Issuer

         The name of the issuer is MACC Private Equities Inc. ("MACC") and the class of securities subject to this Form 13D is MACC's Common Stock (the "MACC Shares"). MACC's business address is 101 Second Street, S.E., Suite 800, Cedar Rapids, IA 52401.

Item 2.  Identity and Background

         The names of the reporting persons (the "Reporting Persons") filing this Form 13D are: Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), Bridgewater International Group, LLC, a Utah limited liability company ("BIG"), Kent Madsen, Robert Madsen, Geoffrey Woolley ("Woolley"), Timothy A. Bridgewater ("Bridgewater"), Todd Stevens ("Stevens"), and Nick Efstratis ("Efstratis"). Atlas was formed to operate as a management company to provide services to MACC and holds voting rights to 39.1% of the MACC Shares. BIG owns the beneficial interest and has dispositive power over 34.5% of the MACC Shares, and has granted Atlas the right to vote such shares. Robert Madsen holds beneficial and dispositive power over 4.5% of the MACC Shares and has granted Atlas the right to vote such shares. Each of Kent Madsen, Woolley, Bridgewater, Stevens and Efstratis is a member and a Voting Managing Director of Atlas. The business address of each of Atlas, Kent Madsen, Stevens, Efstratis and Robert Madsen is 15 West South Temple, Suite 520, Salt Lake City, UT 84101. The business address of BIG and Bridgewater is 10500 South 1300 West, South Jordan, Utah 84095. The business address of Woolley is 398 Columbus Avenue, Suite 320, Boston, MA 02116. Each of Kent Madsen, Stevens and Efstratis is employed by Wasatch Venture Fund, 15 West South Temple, Suite 520, Salt Lake City, UT 84101, as a managing director. In addition, Kent Madsen is employed by Zions First National Bank, One South Main Street, Salt Lake City, UT 84133 as a corporate officer. Woolley is a founding manager of Dominion Ventures Inc., 398 Columbus Avenue, Suite 320, Boston, MA 02116. Robert Madsen is retired. Bridgewater is employed by BIG as managing director.

         The required information relating to the members and managers of BIG is set forth in Appendix A hereto, which is incorporated herein by this reference.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On February 17, 2004, Stevens purchased 1,000 MACC Shares on the open market at a price of $3.04/share. These shares were purchased with the personal assets of Stevens.

         On February 20, 2004, Kent Madsen purchased 500 MACC Shares on the open market at a price of $2.94/share. These shares were purchased with the personal assets of Kent Madsen.

         On February 23, 2004, Efstratis purchased 500 MACC Shares on the open market at a price of $2.92/share. These shares were purchased with the personal assets of Efstratis.

         On March 2, 2004, Woolley purchased 6,648 MACC Shares on the open market at prices ranging from $2.99/share to $3.10/share. These shares were purchased with the personal assets of Woolley.

         On March 3, 2004, Woolley purchased 6,100 MACC Shares on the open market at prices ranging from $3.049/share to $3.25/share. These shares were purchased with the personal assets of Woolley.

         On March 4, 2004, Woolley purchased 1,200 MACC Shares on the open market at prices ranging from $3.35/share to $3.70/share. These shares were purchased with the personal assets of Woolley.

         None of Kent Madsen, Woolley, Bridgewater, Stevens or Efstratis paid any consideration in connection with his becoming a Voting Managing Director of Atlas.

Item 4.  Purpose of Transaction

         BIG acquired its shares of MACC under the terms of an agreement with Zions First National Bank, a national banking association ("Zions"), which gave Atlas, or an affiliate designated by it, the right to acquire all of the MACC Shares held by Zions, consisting of approximately 804,689 shares, or 34.5% of the outstanding stock of MACC, for an aggregate purchase price of $3.2 million. In connection with this acquisition, BIG entered into a shareholder and voting agreement with Atlas, granting Atlas the right effective upon execution to vote the MACC Shares acquired by BIG from Zions for an initial period of six years. The agreement may be extended for up to six years. BIG also agreed not to sell these shares during an initial period of three years and to limitations on the amount of MACC Shares it could sell during the following three-year period. From the end of the initial lock-up period until the termination of the agreement, Atlas holds a right of first purchase and a right of first refusal to purchase any MACC Shares that BIG wishes to sell. In connection with this acquisition, Robert Madsen also entered into a shareholder and voting agreement with Atlas on substantially the same terms as the BIG agreement, provided that Atlas agrees to follow the direction of Kent Madsen in voting the Robert Madsen shares except in certain limited circumstances.

         Kent Madsen, Woolley, Bridgewater, Stevens and Efstratis were appointed Voting Managing Directors of Atlas pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of Atlas (the "Restated Agreement"). Pursuant to the terms of the Restated Agreement, the Voting Managing Directors of Atlas have the authority to vote the MACC Shares held by Atlas.

         The MACC Shares held by BIG, Kent Madsen, Robert Madsen, Stevens, Efstratis and Woolley were acquired for investment purposes. The Reporting Persons will review their holdings from time to time and may increase or decrease their holdings in MACC as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Reporting Persons collectively own 933,594 MACC Shares, representing 40.1% of the outstanding MACC Shares. Please refer to the cover pages of this Schedule 13D for the number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

         (c) On February 17, 2004, Stevens purchased 1,000 MACC Shares on the open market at $3.04 per share. On February 20, 2004, Kent Madsen purchased 500 MACC Shares on the open market at $2.94 per share. On February 23, 2004, Efstratis purchased 500 MACC Shares on the open market at $2.92 per share. On March 2, 2004, Woolley purchased 6,648 MACC Shares on the open market at prices ranging from $2.99/share to $3.10/share. On March 3, 2004, Woolley purchased 6,100 MACC Shares on the open market at prices ranging from $3.049/share to $3.25/share. On March 4, 2004, Woolley purchased 1,200 MACC Shares on the open market at prices ranging from $3.35/share to $3.70/share.

         (d) No other person, other than the Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 933,594 MACC Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

                  7(a). Agreement relating to group filing. (1)

                  7(b). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Bridgewater International Group, LLC and Atlas Management Partners, LLC. (2)

                  7(c). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Robert Madsen and Atlas Management Partners, LLC. (2)

                  7(d) Strategic Agreement dated September 29, 2003, by and among Bridgewater International Group, LLC, Kent I. Madsen, Robert T. Madsen, Geoffrey T. Woolley, and Atlas Management Partners. (2)

                  7(e) Power of Attorney dated August 7, 2003, signed by Robert Madsen. (3)
--------------------
         (1) Filed herewith.

         (2) Previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, as filed with the Commission on October 10, 2003.

         (3) Previously filed as Exhibit #23 to the Form 3 of Robert Madsen, as filed with the Commission on August 11, 2003.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      ATLAS MANAGEMENT PARTNERS, LLC,
                      a Utah limited liability company

March 2, 2004         By:  /s/ KENT MADSEN
--------------------- ----------------------------------------------------------
Date                       Kent Madsen, Manager



                       BRIDGEWATER INTERNATIONAL GROUP, LLC,
                       a Utah limited liability company


February 13, 2004      By:  /s/ TIMOTHY A. BRIDGEWATER
---------------------- ---------------------------------------------------------
Date                        Timothy A. Bridgewater, Managing Director



March 2, 2004              /s/ KENT MADSEN
---------------------- ---------------------------------------------------------
Date                       Kent Madsen



March 2, 2004             /s/ KENT MADSEN
---------------------- ---------------------------------------------------------
Date Robert Madsen by Kent Madsen, as Attorney-in-Fact pursuant to a Power of Attorney dated August 7, 2003, a copy of which is on file with the Commission and incorporated herein by this reference.


March 8, 2004             /s/ GEOFFREY WOOLLEY
---------------------- ---------------------------------------------------------
Date                      Geoffrey Woolley



February 13, 2004         /s/ TIMOTHY A BRIDGEWATER
---------------------- ---------------------------------------------------------
Date                      Timothy A. Bridgewater



March 2, 2004            /s/ TODD STEVENS
--------------------- ----------------------------------------------------------
Date                     Todd Stevens



March 2, 2004            /s/ NICK EFSTRATIS
--------------------- ----------------------------------------------------------
Date                     Nick Efstratis

Exhibit 7A

AGREEMENT

         The undersigned agree that this Amendment No. 2 to Schedule 13D relating to shares of the common stock of MACC Private Equities Inc. shall be filed jointly on behalf of each of the undersigned.

                      ATLAS MANAGEMENT PARTNERS, LLC,
                      a Utah limited liability company

March 2, 2004         By:  /s/ KENT MADSEN
--------------------- ----------------------------------------------------------
Date                       Kent Madsen, Manager



                       BRIDGEWATER INTERNATIONAL GROUP, LLC,
                       a Utah limited liability company


February 13, 2004      By:  /s/ TIMOTHY A. BRIDGEWATER
---------------------- ---------------------------------------------------------
Date                        Timothy A. Bridgewater, Managing Director



March 2, 2004              /s/ KENT MADSEN
---------------------- ---------------------------------------------------------
Date                       Kent Madsen



March 2, 2004             /s/ KENT MADSEN
---------------------- ---------------------------------------------------------
Date Robert Madsen by Kent Madsen, as Attorney-in-Fact pursuant to a Power of Attorney dated August 7, 2003, a copy of which is on file with the Commission and incorporated herein by this reference.


March 8, 2004             /s/ GEOFFREY WOOLLEY
---------------------- ---------------------------------------------------------
Date                      Geoffrey Woolley



February 13, 2004         /s/ TIMOTHY A BRIDGEWATER
---------------------- ---------------------------------------------------------
Date                      Timothy A. Bridgewater



March 2, 2004            /s/ TODD STEVENS
--------------------- ----------------------------------------------------------
Date                     Todd Stevens



March 2, 2004            /s/ NICK EFSTRATIS
--------------------- ----------------------------------------------------------
Date                     Nick Efstratis



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



APPENDIX A



CONTROL PERSONS OF BRIDGEWATER INTERNATIONAL GROUP, LLC



A. The sole manager of Bridgewater is Benjamin Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Indonesia. Mr. Jiaravanon's principal employment is by Charoen Pokphand Indonesia.

B. The sole member of Bridgewater is Aleksin. Aleksin is a corporation formed under the laws of the British Virgin Islands. Aleksin's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

C. The directors of Aleksin are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

D. The sole shareholder of Aleksin is Maze Industrial Ltd. ("Maze"). Maze is a corporation formed under the laws of the British Virgin Islands. Maze's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

E. The directors of Maze are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

F. The sole shareholder of Maze is Sumet Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon.

During the last five years, none of the persons named on this Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons named on this Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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